

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY - WORK HISTORY DOCUMENTS



TERRI BRICKER

1300 SW Granite Creek Drive
Blue Springs Missouri 64015
816-651-4260

OBJECTIVE

Utilize my system and retail execution expertise. Develop and maintain strong business relationships. Leverage strategic vision and problem solving while demonstrating an understanding of organizational strategies in support of corporate objectives.

HALLMARK EXPERIENCE/ACCOMPLISHMENTS

February 2014 – Present

Senior Logistic Planner – Gold Crown
- Maintained the Gold Crown Shipping Calendar for all AOS, Season, Dealer Service and System programs
- Managed the setup and execution of AOS ship groups, terms of sale exceptions
- Utilize "Set and Flow" techniques throughout the year but particularly during Q4. Provide timely arrival of Hallmark products in Gold Crown stores. Ensure stores receive product shipments close to set dates to improve product management and back room organization
- Investigate and work to resolve issues in transportation, ordering, distribution for GC
- Liaison between the distribution centers and the GC customer Development Team
- Lead physical ship tests for Season Counter and system revisions. Lead physical and/or paper ship tests for AOS programs

May 2005 to January 2014

Senior System Strategist – 3D Product
- Lead the integration of systems with Business and Customer strategies and execute systems strategy and tactical direction for Everyday 3D product programs for all channels
- Support retail installation ship test to ensure retail execution expectations are met
- Maintain the account level masterchart integrity to ensure accurate product placement and replenishment occurs
- Balance requests of Customer Development and the Business Units to achieve the business goals of Hallmark and the retailers
- Foster cross functional collaboration and appropriate communication to achieve an optimal solution
- Demonstrate flexibility in addressing unexpected challenges and be creative in developing solutions
- Leverage system knowledge and expertise to educate partners on choices and consequences of various options
- Frequent change in program strategy requiring strong prioritization skills to allow due dates to be met while honoring program changes
- Communicate the ramifications of particular strategies in a way that enlightens those involved without discounting their suggestions
- Supervise data base maintenance required to operate the Everyday System including flex codes, subbing, cross referencing, and phase codes
- Research post shipment issues at an account level and provide resolution for issues

August 2002 to April 2005

Operations Specialist II, Continuous Improvement
- Implemented a document management site for OMS to house procedures and processes. Established and communicated business need for the tool and resulting process improvement. Conducted training on how to unitize the site
- Lead collaboration meetings with OMS order writing teams to identify and propose modifications to the Access based order writing tool called the Chain Profile Database. Positive results included reduced build time for adding new programs and improved maintenance
- Process managed the conversion from Prophet Plus floorplans to JDA floorplans by determining work process and development of training materials, group overviews, and Train the Trainer sessions

August 2001 to July 2002

Operations Specialist II, Mass Channel Program Representation
- Provide system program representation for Mass Channel
- Presented order writing staff with program overview and solicited for productive feedback to ensure quality and integrity of programs through the verification of information
- Effectively provided verbal and written support to Field Sales organization with consistent practices of trouble shooting, decision-making and offering firm business recommendations.

May 1996 to July 2001

Manager – OMS
- Managed three different OMS teams over the five year period
- Identified process changes and enhancements needed to SMOT to support smooth transition of moving Installation Coordinator functions from the field to in-house position resulting in headcount reduction
- Partnered with Sales Operations to address territory alignments and quality expectations
- Established quality program to evaluate Order Specialist customer service skills and effectiveness
- Managed the classification layout process for all tailored card lines, Gift Wrap, and Packaged Goods for all brands

June 1978 to May 1996

System Matic Order Systems
- Lead the development, testing and implementation of the initial Hallmark Mass order writing process and order writing checklist. Facilitated training sessions to field Trainers.
- Developed the OMS Call-In program. Developed procedures and facilitated training sessions
- Facilitated informational overviews for field sales on how to correctly place system orders